FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated May 10, 2005 announcing the results for the first quarter of 2005 for Excel Maritime Carriers Ltd. (the "Company") and a related conference call to be broadcast on the Internet.

ADDITIONAL INFORMATION

          None.

EXHIBIT 1

[GRAPHIC OMITTED]

NEWS RELEASE for May 10, 2005 at 7:35 AM EDT
Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
         Joe Allen (investors)              Excel Maritime Carriers Ltd
         joe@allencaron.com                 +30 210 45 98 692
         Brian Kennedy (media)              c.georgakis@excelmaritime.com
         brian@allencaron.com
         212 691 8087

              EXCEL MARITIME REPORTS RESULTS FOR FIRST QUARTER 2005

        Revenues Increase 32 Percent to $17.3 Million; EPS Rises to $0.96

PIRAEUS, GREECE (May 10, 2005) ... Excel Maritime Carriers Ltd (Amex:EXM), a shipping company specializing in the seaborne transportation of drybulk cargoes such as iron ore, coal and grains, announced its un-audited results for the first quarter ended March 31, 2005. Revenues for the first quarter were $17.3 million, an increase of 32 percent as compared to revenues of $13.1 million from the previous year's comparable period. Net income for the first quarter was $14.0 million, an increase of 62 percent as compared to $8.7 million earned in the first quarter of 2004. Diluted earnings per share in the 2005 first quarter increased to $0.96 per share from $0.75 per share for the first quarter of 2004.

     CEO Christopher Georgakis commented, "This was a pivotal quarter for the Company as we progressed with our current fleet expansion plans. We acquired 10 additional drybulk carriers during the first quarter of 2005 and took delivery of five. We also completed the sale of one older vessel, realizing a gain of $3.9 million."

     Georgakis noted, "In March 2005, we announced that we had raised approximately $123.9 million prior to expenses in a sale of 5.9 million shares of common stock under our universal shelf registration with the assistance of sales agents Cantor Fitzgerald & Co and Hibernia Southcoast Capital. The proceeds were earmarked to expand our fleet. Since November 2004 and until today, the Company has acquired 15 additional vessels, which, together with the initial fleet, will make up a total fleet of 19 vessels with a carrying capacity of 1.212 million dwt.

     "During the first quarter of 2005 we took delivery of five of those 15 vessels consisting of two Panamax and three Handymax bulk carriers. We also employed all of those five vessels under period-time charters in accordance with our fleet deployment strategy. With respect to the remaining 10 new acquisitions, we have taken delivery of seven vessels so far in the second quarter with the last three vessels being scheduled for delivery in the forthcoming weeks.

     "Our recent acquisitions during the first quarter are in line with our overall growth strategy of purchasing quality second hand vessels and immediately securing employment for those vessels with good charterers. We believe that these actions will increase earnings visibility for our stockholders," Georgakis said.

     CFO Eleftherios Papatrifon commented, "The demand for drybulk remained healthy in the first quarter of 2005 as seen in our increased revenues and net income for the quarter. The net income generated during the quarter, together with the proceeds of our March equity offering, assisted in strengthening our balance sheet. At the end of the first quarter our cash and cash equivalents amounted to $146.2 million, net equity amounted to $228.6 million and long term debt at $60.2 million."

Conference Call and Webcast
---------------------------

     Excel Maritime Carriers Ltd management will host a conference call today, May 10, 2005, at 11:00 AM Eastern, to review the results and to discuss other corporate news and its outlook. Conference call participants are encouraged to dial into the call 10 to 15 minutes before the scheduled time using the following numbers: 877 407 9205 (from the US and Canada) or +1 201 689 8054 (from outside the US and Canada).

     Management's discussion will be accompanied by a slide presentation that can be viewed during the call via the Internet. To access the slides, please go to www.vcall.com, select the Excel Maritime webcast link provided on the site and then click the "slide-only presentation" link. After you register, you will be given access to the webcast slides. You may also access the slides by going to the Company's website at www.excelmaritime.com, selecting the conference call link and then registering on the Vcall site as described above.

     For those participants who choose to listen to the conference call via a live webcast, you may access the call and slides via the Internet at either www.vcall.com or at the Company's website at www.excelmaritime.com as described above. Once you have been connected to the www.vcall.com website, select the Excel Maritime webcast link provided on the site and then click on the appropriate presentation link. After you register your name and company, you will be given access to the webcast presentation and the slides.

     A telephonic replay of the conference call will be available by dialing 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada); enter account number 286 and conference ID number 150336. An online archive will also be available immediately following the call at the site noted above. Both are available for seven days.

About Excel Maritime Carriers Ltd
---------------------------------

      The Company is an owner and operator of 19 drybulk carriers with a total carrying capacity of 1,211,570 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for drybulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Existing Fleet
Name                 Dwt       Year Built         Type        Delivery Date
----                 ---       ----------         ----        -------------
Fighting Lady        146,313      1983          Capesize
Almar I              107,140      1979          Capesize
--------------------------------------------------------------------------------

Isminaki              74,577      1998          Panamax
Birthday              71,504      1993          Panamax
Powerful              70,083      1994          Panamax
Renuar                70,128      1993          Panamax
Elinakos              73,751      1997          Panamax
First Endeavour       69,111      1994          Panamax
Happy Day             71,694      1997          Panamax
--------------------------------------------------------------------------------

Lady                  41,090      1985          Handymax
Swift                 37,687      1984          Handymax
Goldmar               39,697      1984          Handymax
Emerald               45,572      1998          Handymax
Attractive            41,524      1985          Handymax
Marybelle             42,552      1987          Handymax
--------------------------------------------------------------------------------

Lucky Lady            27,422      1975         Handysize
--------------------------------------------------------------------------------
Total              1,029,845
                   ===========

New Acquisitions
Angela Star           73,798      1998          Panamax      Early June 2005
Forteza               69,634      1993          Panamax      Early July 2005

Princess I            38,858      1994          Handymax     Late May 2005
Total                182,290
--------------------------------------------------------------------------------
Grand Total        1,212,135
                   ============

                               Summary Fleet Data


                                                   Period Ending March 31,
                                                    2005              2004
                                                    ----              ----

FLEET DATA

Average number of vessels(1)                           6.9              5.0
Available days for fleet(2)                            624              428
Calendar days for fleet(3)                             624              455
Fleet utilization(4)                                 100.0%            94.1%

AVERAGE DAILY
RESULTS
Time charter equivalent(5)                          24,144           26,432
Vessel operating expenses(6)                         4,436            3,987
General and administrative expenses (7)              1,877              989
Total vessel operating expenses (8)                  6,313            5,109

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
         (Expressed in thousands of U.S.Dollars - except per share data)


                                                            March 31,
                                                        2005         2004
                                                      Unaudited     Unaudited

REVENUES
Voyage revenue                                       17,201          12,911
Revenue from managing vessels                           131             172
                                                  ---------       ---------
    Revenue from Operations                          17,332          13,083
                                                  ---------       ---------

EXPENSES
  Voyage expenses                                     2,171           1,604
  Vessel operating expenses                           2,768           1,815
  Vessel depreciation                                   967             245
  Amortization for drydocking
    and special survey costs                            181             164
  General and administrative expenses                 1,171             510
                                                  ---------       ---------
                                                      7,258           4,338
                                                  ---------       ---------

Gain from vessel's sale                               3,867               -

   Income from operations                            13,941           8,745
                                                  ---------       ---------

OTHER INCOME(EXPENSES):

Interest and finance costs                             (406)            (80)
Interest income                                         475              10
Foreign currency losses                                  (2)            (15)
Other, net                                               (8)             (5)
                                                  ---------       ---------
   Total other income (expenses), net                    59             (90)
                                                  ---------       ---------

Net Income from Operations                           14,000           8,655
                                                  =========       =========

Net Income                                           14,000           8,655
                                                  =========       =========

Earnings per share, basic                            $ 0.97          $ 0.75
Earnings per share, diluted                          $ 0.96          $ 0.75
Weighted average number of shares, basic         14,452,850      11,532,725
Weighted average number of shares, diluted       14,581,124      11,532,725

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
         (Expressed in thousands of U.S.Dollars - except per share data)

                                             March 31, 2005    December 31, 2004
                                                 Un-audited         Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                           145,228          64,903
Restricted cash                                         967           2,493
Accounts receivable                                     452           2,460
Other current assets                                  1,269           1,520
                                                  ---------       ---------
   Total Current Assets                             147,916          71,376
                                                  ---------       ---------
FIXED ASSETS:
Advances for new acquisitions                        30,690          26,220
Vessels' cost                                       130,913          18,612
Accumulated depreciation                             (4,905)         (3,997)
                                                  ---------       ---------
   Net book value                                   126,008          14,615
                                                  ---------       ---------
   Total fixed assets                               156,698          40,835
                                                  ---------       ---------
OTHER NON CURRENT ASSETS:
Goodwill                                                400             400
Deferred charges, net                                 2,076           1,686
                                                  ---------       ---------
   Total Assets                                     307,090         114,297
                                                  =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt                    12,660           7,870
                                                  ---------       ---------
Accounts payable                                      2,139           1,262
Other current liabilities                             3,484           1,600
                                                  ---------       ---------
   Total Current Liabilities                         18,283          10,732
                                                  ---------       ---------
LONG-TERM DEBT, net of current portion               60,204           5,750


STOCKHOLDERS' EQUITY
Preferred Stock, $0.01 par value,
5,000,000 shares authorized
(none issued).
Common Stock,$0.01 par value,
49,000,000 A Class shares and
1,000,000 B class shares
authorized:13.696,153 A
Class shares and 114,946
B Class shares, issued
and outstanding at December
31, 2004. 19.595.153 A Class
shares and 114.946 B Class
shares, issued and outstanding
at March 31, 2005.                                      197             138
Additional paid-in capital                          180,467          63,738
Retained earnings                                    48,128          34,128
                                                  ---------       ---------
                                                    228,792          98,004

Less: Treasury stock (78,650 A Class shares
and 588 B Class shares)
at December,2004 and March 31,2005                     (189)           (189)
   Total stockholders' equity                       228,603          97,815
                                                  ---------       ---------
   Total Liabilities & Stockholders' Equity         307,090         114,297
                                                  =========       =========

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  May 10, 2005                            By: /s/ Christopher J. Georgakis
                                                   ----------------------------
                                                       Christopher J. Georgakis
                                                       President and
                                                       Chief Executive Officer







02545.0001 #570189